SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 November 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 20 November 2008 re: Director/PDMR Shareholding

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by
 person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mrs Weir under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Sir Victor Blank under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange
.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mr. Daniels under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mr. Kane under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mrs Risley under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                             Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mrs Sergeant under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.
This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mr. Tate under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mr. Tookey under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange
.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 19th November, 2008, an option to acquire 6,906 ordinary shares of 25p each in Lloyds TSB Group plc was granted to Mr. Wiscarson under the Lloyds TSB Group sharesave scheme 2007 at 139p per share.

This relates to a transaction notified to Lloyds TSB Group plc in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange
.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Secretary's Department
25 Gresham Street
London
EC2V 7HN

Direct line: 020-7356 2108
Network: 7-400 2108
Switchboard: 020-7626 1500
Facsimile: 020-7356 1038
Network Fax: 7-400 1038
email:
mike.hatcher@lloydstsb.co.uk

The London
Stock Exchange
RNS
10 Paternoster Square
London
 EC4M 7LS

20th
November
, 2008

Dear Sirs

Lloyds TSB Group plc
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On 20th November, 2008, Mr. Scicluna purchased 10,000 ordinary shares of 25p each at 120.95p per share in Lloyds TSB Group plc

The notification relates to a transaction notified to Lloyds TSB Group plc today
 by the director, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

                                                                                                                                              Lloyds TSB Group plc is registered in Scotland no. 95000
    Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  20 November 2008